August 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christian Windsor, Will Dorton, Stephanie Ciboroski, Michelle Miller

Re:	Houlihan Lokey, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-205610)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on August 12, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 893 copies of the Preliminary Prospectus issued August 3, 2015 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/Michele A.H. Allong
Name: Michele A.H. Allong
Title: Vice President

[Signature Page to Acceleration Request]